Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kansas City Southern:

We consent to the incorporation by reference in the Registration Statement (No. 333-91478) on Form S-8 of Kansas City Southern of our report dated June 26, 2006, with respect to the statements of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Gateway Western Railway Union 401(k) Plan.

/s/ KPMG LLP

Kansas City, Missouri
June 28, 2006